EXHIBIT 23.1

Consent Independent Auditors’

The Stockholders and Board of Directors
Bogen Communications International, Inc.:

We consent to incorporation by reference in the registration statement  (No. 333-52774) on Form S-8 of Bogen Communications International, Inc. of our report dated June 20, 2003, with respect to the statements of net assets available for benefits of Bogen Communications International, Inc. 401(k) Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended and the related schedule of assets held for investment purposes at end of year as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Bogen Communications International, Inc. 401(k) Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 30, 2003